DARWIN PROFESSIONAL UNDERWRITERS, INC.
9 Farm Springs Road
Farmington, CT 06032
(860) 284-1300

August 29, 2008

VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporate Finance Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:  Darwin Professional Underwriters, Inc.
        Form 10-K for the Year ended December 31, 2007 (the “2007 10-K”)
        Form 10-Q for the Quarter ended March 31, 2008 (the “March 2008 10-Q”)
        File No. 001-32883

To the Members of the Securities and Exchange Commission:

     The following information is provided by Darwin Professional Underwriters, Inc. (“Darwin,” “we” or “our”) in response to comments addressed to us by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 22, 2008. That letter referred to our prior correspondence of July 18, 2008, responding to the Staff’s original letter of July 3, 2008, which had commented on the 2007 10-K and March 2008 10-Q (which filings are referred to collectively herein as the “Darwin Filings”).

     For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the Darwin Filings. All references in the following information to page numbers in the Darwin Filings are to pages in the EDGAR versions of such documents.

     In responding to the Staff’s comments, Darwin acknowledges that it is responsible for the adequacy and accuracy of the disclosure in each of the Darwin Filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Darwin Filings; and that Darwin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2007 General

1.	We note your response to our prior comment 1. Please amend your form
10-K for the fiscal year ended December 31, 2007 to include the proposed disclosure.

     RESPONSE: We have amended our 2007 10-K accordingly. Please refer to page 3 of the Company’s filing on Form 10-K/A, Amendment No. 1, which was filed on August 28, 2008.

Securities and Exchange Commission
August 29, 2008

Item 9A Controls and Procedures, page 74.
Disclosure Controls and Procedures, page 74

2.	Refer to you response to comment 4. Please revise the 10-K to include the disclosure required in Item 307 of Regulation S-K.

     RESPONSE: We have amended our 2007 Form 10-K accordingly. Please refer to page 2 of the Company’s filing on Form 10-K/A, Amendment No. 1, which was filed on August 28, 2008.

Form 10-Q for the Quarter Ended March 31, 2008
Condensed Consolidated Financial Statements (unaudited)
(14) Fair Value Accounting, page 17

3.	Refer to your response to comment 6. Please provide us revised disclosure to more specifically describe how management uses the third-party dealer quotes to determine fair value. Also disclose your process of due diligence to corroborate the reasonableness of the third party dealer quotes.

     RESPONSE: Upon receipt of the Staff’s initial comment letter dated July 3, 2008, and particularly to be responsive to comment #6, we revised the wording to our disclosure related to Level 2 securities to clarify that management is the sole determiner of fair value of these financial instruments as defined under SFAS 157. These revisions from the March 31, 2008 10-Q are underlined below and were included in the June 30, 2008 10-Q that was filed on August 8, 2008. To further address the comment above related to management’s due diligence of Level 2 third-party dealer quotes, we propose the additional wording in bold below that will be included in future 10-Q/K filings.

Management’s valuations are based on quoted prices in markets that are not deemed to be sufficiently “active,” or involve direct or indirect observable market inputs, such as prices for similar securities. For Darwin, assets utilizing Level 2 inputs generally include certain preferred stock and debt securities (other than debt issued by the U.S. Government). Third-party dealer quotes typically constitute a significant input in management’s determination of the fair value of these types of fixed income securities. In developing such quotes, dealers will utilize the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include the level of interest rates applicable to comparable securities in the market place and current credit rating(s) of the security.

Management reviews the changes in the fair value of the Level 2 inputs for reasonableness and requests supplemental information from its investment manager or the third-party broker-dealer to gain additional comfort, if management considers it necessary or appropriate in order for management to determine fair value.

Securities and Exchange Commission
August 29, 2008

     We believe that the foregoing addresses each of the Staff’s comments. Please contact me at (860) 284-1918 with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr. EVP and Chief Financial Officer